June 17, 2005


Via U.S. mail and facsimile

Mr. John Bentley
Chief Executive Officer
Electronic Game Card, Inc.
712 Fifth Avenue, 19th Floor
New York NY 10019

Re: 	Electronic Game Card, Inc.
Preliminary Information Statement on Schedule 14C
Filed May 27, 2005
File No. 000-25843

Form 10-KSB/A for the year ended December 31, 2004
Filed April 22, 2005
File No. 000-25843

Form 10-QSB/A for the quarter ended March 31, 2005
Filed May 19, 2005
File No. 000-25843

Dear Mr. Bentley:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Preliminary Information Statement on Schedule 14C

General

1. Please be advised that Item 1 of Schedule 14C requires that information from Schedule 14A be provided if applicable. Since consent is being sought to amend your articles of incorporation to create and authorize a series of preferred stock, please provide all information required by Item 11 and Item 13 of Schedule 14A in the
Schedule 14C.

2. We note your disclosure on page 3 regarding information about your company and the private placement that is publicly available to security holders. Please clarify whether you are incorporating this material by reference and refer to Item 13(b) of Schedule 14A for the requirements regarding the delivery of incorporated material to the extent you choose to do so.

3. Please disclose the information required by Item 3 of Schedule
14C.

Amendment to the Articles of Incorporation, page 3

4. We note that your preferred stock and warrants contain adjustments provisions with respect to the conversion or exercise price that could result in more shares being issued upon conversion of the preferred stock or exercise of the warrants. We also note your disclosure in the first sentence of the first paragraph on page 4 regarding the number of shares of common stock you may ultimately have to issue upon conversion or exercise of your preferred stock and warrants. Please describe these adjustment provisions and illustrate their potential impact.

Form 10-KSB/A for the year ended December 31, 2004

General

5. Under an appropriately titled heading, please disclose the information required by Item 12 of Form 10-KSB. In this regard, we note your disclosure contained in note 6 to your financial statements on page F-15.

6. Please re-locate your financial statements to a more appropriate location in your Form 10-KSB as they are currently located between Items 11 and 13.

Cover Page

7. It appears that your commission file number is 000-25843.
Please
revise your cover page accordingly.
8. It appears that your common stock has been registered under
Section 12(g) of the Exchange Act since June 1999. Please revise accordingly.

9. We note your disclosure regarding the market value of your common stock held by non-affiliates of your company. You must make your calculation as of a date that is within 60 days prior to filing.
Please revise accordingly.

Part I

Item 1. Description of Business

10. Please disclose the information required by Items 101(b)(4),
(5),
(6), (7), (9), (10) and (12) of Regulation S-B.

11. Under an appropriately titled heading, please describe in greater detail your manufacturing arrangements.

12. Please disclose the basis for your statements regarding the size of your markets set forth in following locations:

* the second, fourth and fifth sentences of the first paragraph of the section entitled "Lottery Market;"

* the third sentence of the first paragraph of the section entitled
"Sales Promotion Market;" and

* the first sentence of the first paragraph of the section entitled
"Indian Gaming Market."

13. Please describe in greater detail the distribution methods of your joint venture. See Item 101(b)(2) of Regulation S-B.

Lottery Market

14. We note your disclosure in the last sentence of the last paragraph of this section regarding the interest of state lotteries.
Please advise us as to whether you have a binding agreement with these state lotteries to purchase your products. If not, please delete this sentence.

Indian Gaming Market

15. Please explain the "Class II" regulations. In addition, please describe in greater detail the timeframe within which you expect to receive Class II approval.
16. Please explain why the GLI must approve your product. In addition, please describe in greater detail the discussions you had with the GLI and why you believe that you will receive approval.

17. We note your disclosure in the last two sentences of the second paragraph of this section regarding the interest of certain tribes to purchase your products. Please advise us as to whether you have binding agreements with any of these tribes to purchase your products. If not, please delete these two sentences.

Item 3. Legal Proceedings

18. Please disclose the information required by Item 103 of Regulation S-B. In this regard, we note your disclosure set forth in note 10 to your financial statements on page F-19.

Part II

Item 5. Market Price for Registrant`s Common Equity and Related
Stockholder Matters

19. Please disclose the information required by Item 701 of Regulation S-B, as it appears that you issued and sold unregistered securities during 2004. In this regard, we note your disclosure set forth in note 7 to your financial statements beginning on page F-
15.

Item 6. Management`s Discussion and Analysis of Financial
Condition
and Results of...

20. Please disclose the information required by Item 303(b) of Regulation S-B.

General

21. Please delete your references to Section 27A of the Securities Act and Section 21E of the Exchange Act. These safe harbors do not apply to statements made by penny stock issuers.

Risk Factors

A small number of shareholders currently have the ability to determine the outcome...

22. Please explain in greater detail how four security holders owning approximately 31% of your common stock will control your company, especially in light of the fact that they own less than a majority of your common stock and do not appear to have a voting or other agreement under which they coordinate their voting.

Item 8A. Controls and Procedures

23. Please revise this section to comply with Items 307 and 308(c) of
Regulation S-B, as amended by SEC Release No. 33-8238, which became effective for filings made after August 14, 2003:

* Update your rule references to refer to Rules 13a-15(e) and 15d-
15(e).

* Disclose the conclusions made by your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by your
Form 10-KSB.

* Disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting.

24. The description of your disclosure controls and procedures appears to be based on the definition set forth in Rule 13a-15(e) under the Exchange Act. However, this description does not appear to fully conform to the definition in that rule as it does not indicate that your disclosure controls and procedures are designed to ensure that information is recorded, processed, summarized and reported within the time periods specified in the SEC`s rules and forms and is accumulated and communicated to management, including your principal executive and financial officers, to allow timely decisions regarding required disclosures. Please revise accordingly. Alternatively, you can simply disclose that your certifying officers concluded that your disclosure controls and procedures were effective.

Part III

Item 9. Directors and Executive Officers of the Company

25. It appears that Mr. Boyne is also a director of your company.
Please revise your table accordingly.

26. Please revise the business experience summary of each executive officer and key employee to provide the information required by Items
401(a)(2), (3) and (4) of Regulation S-B.

27. Please disclose the information required by Items 401(e), 405 and
406 of Regulation S-B.


Item 10. Executive Compensation

28. Please disclose the information required by Items 402(b), (c),
(d) and (g)(i) of Regulation S-B.

Item 11. Security Ownership of Beneficial Owners and Management

29. Please revise this section to calculate beneficial ownership as of the most recent practicable date. See Item 403 of Regulation
S-B.

30. Please disclose the information required by Item 201(d) of Regulation S-B.

Item 13. Exhibits

31. Please file or incorporate by reference all exhibits required by
Item 601 of Regulation S-B. For example and without limitation, please file:

* your articles of incorporation and bylaws;
* your 2002 equity compensation plan and any related agreements;
* the lease agreements for your London and New York offices;
* the agreements relating to your outstanding warrants;
* all agreements relating to your March 2005 offering of convertible notes, including the purchase agreement and registration rights agreement;
* all agreements relating to your outstanding indebtedness;
* all agreements relating to your joint venture with Scientific
Games
International, including your exclusive distribution agreement.

32. We note your disclosure under paragraph (b). It does not appear that you filed a Form 8-K on November 17, 2004. Please advise us or revise accordingly.

Item 14. Principal Accounting Fees and Services

33. Please disclose the information required by paragraphs (2),
(4)
and (5) of Item 14 of Form 10-KSB.

Signatures

34. Your Form 10-KSB must be signed by each of the following persons:

* your principal executive officer;
* your principal financial officer;
* your controller or principal accounting officer; and
* at least a majority of the members of your board of directors.
It appears that only your principal executive officer signed your Form 10-KSB. Please revise accordingly. See General Instruction
C.2
to Form 10-KSB.

Form 10-QSB/A for the quarter ended March 31, 2005

General

35. Please comply with our comments above, to the extent applicable, in your Form 10-QSB.

Cover Page

36. Please revise your cover page to indicate whether you have (1) filed all reports required to be filed by Section 13 or 15(d) of the
Exchange Act during the past 12 months and (2) been subject to such filing requirements for the past 90 days. See Form 10-QSB.

Part I - Financial Information, page 3

Item 2. Management`s Discussion and Analysis of Financial
Condition
and..., page 18

37. We note the overview of your company contained in the sections entitled "The Company," "Lottery Market," "Sales Promotion Market,"
Casino Market" and "Business Strategy." The overview should include the most important matters on which you focus to evaluate financial condition and operating performance and should provide a context for your discussion and analysis of your financial statements. In addition, the overview should discuss any material trends and/or uncertainties that will have or are reasonably likely to have a material impact on your financial condition or operating performance.
In this regard, we note that it appears that there is substantial doubt as to your company`s ability to continue as a going concern. Please revise accordingly. See SEC Release No. 33-8350.

Results of Operations, page 19

38. Please disclose the information required by Item 303(b) of Regulation S-B. In doing so, please discuss the business reason(s) for the changes between periods for each of the segments discussed in your financial statements and the amount of each significant change in line items between periods, as well as the business reason(s) for it. In addition, where there is more than one business reason for a change, attempt to quantify the incremental impact of each individual business reason discussed in the overall change in the line item.


Item 4.  Controls and Procedures, page 20

39. Please revise this heading to re-number it as Item 3.  See
Form
10-QSB.

Part II - Other Information, page 20

Item 2. Changes in Securities, page 20

40. Please disclose the information required by Item 701 of Regulation S-B with respect to the issuance of your convertible notes in March and April 2005.

Item 4. Submission of Matters to a Vote of Security Holders, page
20

41. Please disclose the information required by Item 4 of Part II of
Form 10-QSB with respect to your March 22, 2005 written consent of security holders.

Exhibits 31.1 and 31.2

42. SEC Release 33-8238 revised the format of the certifications required by Rule 13a-14 under the Exchange Act. Refer to Item
601(b)(31) of Regulation S-B for the required certification format and revise your certifications accordingly.

*	*	*	*

      As appropriate, please amend your filings and respond to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that your filings include all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in its filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the company`s filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Dale Welcome, Staff Accountant, at (202)
551-
3865 or, in his absence, John Cash, Accounting Branch Chief, at
(202)
551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Chris Edwards,
Special Counsel, at (202) 551-3742.

Sincerely,



Pamela A. Long
Assistant Director


cc:	Mr. Michael Hirschberg, Esq.
DLA Piper Rudnick Gray Cary US LLP
1251 Avenue of the Americas
New York, NY 10020-1104
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Mr. John Bentley
Electronic Game Card, Inc.
June 17, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
  CORPORATION FINANCE